President's Letter

DEAR FELLOW SHAREHOLDER

During the past year the financial markets have certainly had their share of ups and downs. For those long-term investors who remained focused on the bigger picture, however, this year brought its rewards. The year-to-date ended September 30, 1996, saw the stock market, as measured by the Standard & Poor's 500 Index, up a healthy 13.5%. And after early-year losses, the bond market, as measured by the Lehman Aggregate Bond Index, rebounded and was up 0.6%. For a detailed review of the stock and bond markets, please refer to the discussion on the following page.

A VOLATILE YEAR Uncertainty over the strength of the economy has been one of the driving forces behind the market performance over the last twelve months. Each new piece of economic data was closely scrutinized in the hope of determining where the economy was moving. But the data has often been conflicting, confusing investors and leading to market fluctuations.

         The most visible example of the focus on the economy and short-term events occurred this past March, when the government announced that over 700,000 new jobs were created the previous month. This announcement led to concerns of rising inflation and interest rates, which in turn led to a 171 point (3%) drop in the Dow Jones Industrial Average and a 3.5% drop in the average price of bonds.

LOOKING AHEAD Unfortunately, no clear economic picture has yet evolved and the market still appears fixated on very short-term events, meaning market volatility is likely to continue. We at PIMCO Advisors believe investors should avoid making rash decisions during this type of volatile period and should instead remain focused on longer-term investment goals.

         We also urge our shareholders to have realistic expectations for investment performance, especially in the stock market. After a record-setting six-year bull market, it will be increasingly difficult for stocks to post annual double-digit gains. The article on page four provides a number of strategies to consider with your financial advisor given this situation and current market conditions.

         As an investor in the PIMCO Advisors Funds, you have received a proxy statement and ballot concerning a proposal to consolidate and restructure the PIMCO Advisors Funds with the institutional PIMCO Funds family. We're very excited about the $24 billion fund family which can result from this transaction and the potential benefits to our shareholders. We urge you to cast your vote as soon as possible, if you have not already done so.

         If approved,  the PIMCO Funds would  combine with two existing  trusts:
PIMCO Funds: Multi-Manager Series and the PIMCO Funds: Pacific Investment Management Series. These trusts will be led by two experienced investment management professionals, Stephen Treadway and Brent Harris, respectively. As the PIMCO Advisors Funds will cease to exist, I will no longer serve as President, but I am standing for election as a Trustee of the PIMCO Advisors
Funds will cease to exist, I will no longer serve as President, but I am standing for election as a Trustee of the PIMCO Funds: Multi-Manager Series. This will allow me to continue working for the interests of our shareholders. I would like to thank you for the support you have placed in PIMCO Advisors by entrusting us with your investment dollars.

Sincerely,

/s/  Robert A. Prindiville

Robert A. Prindiville
President
November 15, 1996